December 10, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Victor Cecco
Lory Empie
Robert Arzonetti
James Lopez

Re:	Grande Group Limited
Amendment No.3 to Draft Registration Statement on Form F-1
Submitted November 12, 2024
CIK No. 0002027722

Ladies and Gentlemen:

As counsel for Grande Group Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated December 3, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on September 23, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, a Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 6. You disclosed in the prospectus summary the number of clients you had in Hong Kong, Singapore and the PRC. Please revise the cover page to also include such information.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on the Cover Page to include the information that, for the fiscal year ended March 31, 2024, we had 16, 6 and 4 clients from Hong Kong, Mainland China, and Singapore, respectively, while for the year ended March 31, 2023, we had 9, 2 and 5 clients from Hong Kong, Mainland China and Singapore, respectively.

Risk Factor Summary, Page 7

2.

We note that you removed the following language from this section:

● Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

● We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

● The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

Please revise this section to reinstate this language.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised Page 8 to reinstate these languages.

Dividend Policy, page 50

3.	We note your disclosure of Grande Capital Limited's declaration of a cash dividend of HK$6 million (approximately US$769,231) to your Controlling Shareholder, Grande Holding Limited on June 25, 2024. Please tell us how you considered SAB Topic 1B.3 for this event and whether and how you intend to present the related effects.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that SAB Topic 1B.3 does not apply to the Company as the cash dividend of approximately US$769,231 is less than the net income for the year ended March 31, 2024 of US$1,798,073. The cash dividend shall not be deemed to be paid out of the proceeds of the Offering and pro forma per share data shall not be applicable to the Company.

Liquidity and Capital Resources, page 61

4.	We note your response to prior comment 5. You state that "[f]or the year ended March 31, 2024, [you] recorded a significant increase in cash provided by operating activities from $228,964 for the year ended March 31, 2023 to $1,157,742 for the year ended March 31, 2024." You also state that you derived sufficient cash from operating activities for the year ended March 31, 2024 that you no longer have to rely on advances from Grande Holding Limited. Please revise your disclosure to briefly discuss the increase in cash from operating activities. Similarly, revise to address known events and uncertainties with respect to cash from operations so that the reader can understand material events and uncertainties that are reasonably likely to cause the increase in cash from operations not to be necessarily indicative of future operating results.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on page 65 to disclose the increase in cash provided by operating activities was mainly due to the increase of net income. We have also disclosed that our ability to maintain sufficient cash provided by operating activities is dependent on our ability to maintain and expand our client base, enhance our relationships with partners, make adjustments to our business operations to adopt to the business environment, attract and retain our employees, manage our future growth, improve the operational efficiency of our Operating Subsidiary and navigate an evolving regulatory environment. If we fail to address the aforementioned risks and challenges, our business may be materially and adversely affected. There is no assurance that we will sustain profitability or positive cash provided by operating activities. Current capability to maintain sufficient cash provided by operating activities is not indicative of future operating results.

Exhibits

5.	We note your response to comment 8. Please provide a written description. We refer you to Regulation S-K Compliance and Disclosure Interpretation no. 146.04.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully acknowledge that Regulation S-K Compliance and Disclosure Interpretation no. 146.04 requires a registrant to provide a written description of an oral contract of which the registrant is a party of that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written. In addition, Item 601(b)(10) of Regulation S-K requires a registrant to file the contracts to which the registrant or a subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.

In connection with the sale and purchase agreements between Grande Holding Limited and each of Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, we respectfully clarify for the Staff that as stated in our correspondence letter dated November 12, 2024, neither the registrant nor any of its subsidiaries is a party to the agreement. Grande Holding Limited is the controlling shareholder of the registrant. Therefore, we believe that the agreement is not required to be filed under Item 601(b)(10) of Regulation S-K and that the registrant is not required to provide a written description of the agreements.

We further acknowledge that Item 601(b)(10) of Regulation S-K requires an agreement that is not made in the ordinary course of business that is material to the registrant to be filed as an exhibit to a registration statement.

In connection with the oral agreement regarding the consultation fees paid to Tak Kai Raymond Tam, we do not believe this is material because it is a one-off business development strategy consultation services and the amount of $5,769 paid during the fiscal year ended March 31, 2024 accounts for approximately 0.14% of the total assets of $4,102,029 as of March 31, 2024 and approximately 0.13% of the revenue of $4,529,196 during the fiscal year ended March 31, 2024. Therefore, we believe that the oral agreement regarding the consultation fees is not required to be filed under Item 601(b)(10) of Regulation S-K and that the registrant is not required to provide a written description of the agreements.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye, Partner
Ortoli Rosenstadt LLP

Direct dial: +1 212.829.8955